Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-223148, 333-223150, and 333-213453) of Williams Partners L.P. (the “Partnership”) and in the related prospectuses and in the Registration Statement on Form S-8 (No. 333-169338) pertaining to the Partnership’s Long-Term Incentive Plan of our report dated February 22, 2018, except as it relates to the changes due to the application of Accounting Standards Update 2016-15 described under the Accounting standards issued and adopted heading in Note 1, and the other matters disclosed in Note 19, as to which the date is May 3, 2018, with respect to the consolidated financial statements of the Partnership included in this Current Report on Form 8-K.

/s/ Ernst & Young LLP

Tulsa, Oklahoma
May 3, 2018